UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 12B-25

                     NOTIFICATION OF LATE FILING

  X   Form 10-K

For Period Ended December 31, 1998
Sec File Number 01-16934



PART 1 -- REGISTRANT INFORMATION
Full Name of Registrant

BOL BANCSHARES, INC.

Address of Principal Executive Office (Street and Number)

300 St. Charles Avenue

City, State and Zip Code

New Orleans, LA   70130

Part II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b). the following should be completed. (Check box if appropriate)

     (a.) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b.) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
X prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c.) The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Bank of Louisiana's outside CPA firm is reviewing the income gained on the sale of a piece of ORE to determine the exact amount that may actually be recognized for the year 1998. The gain is pending the receipt of an updated appraisal.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Peggy L. Schaefer             504            889-9466
          (Name)               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
X Yes          No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
the subject report or portion thereof?             X Yes  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The net loss for 1997 was $1,975,000 the net income for 1998 was $506,000. When the appraisal is received, as mentioned in
PART III above, the amount of the gain on the sale (if reduced) would be reduced by $178,000.

                    BOL BANCSHARES, INC.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  03/31/99                 By  /s/ Peggy L. Schaefer
                                   Peggy L. Schaefer, Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.